EXHIBIT 99.1

Golar LNG Dividend Information

Reference is made to the fourth quarter 2018 report released on February 27, 2019. Golar LNG has declared a total dividend of $0.15 per share to be paid on April 3, 2019. The record date will be March 14, 2019.

Golar LNG Limited
Hamilton, Bermuda
27 February, 2019